Exhibit (a)(72)

JOHN HANCOCK VARIABLE INSURANCE TRUST

Termination of

Series of John Hancock Variable Insurance Trust

The undersigned, constituting a majority of the Trustees of John Hancock Variable Insurance Trust, a Massachusetts business trust (the “Trust”), acting pursuant to power conferred on the Trustees by the Agreement and Declaration of Trust of the Trust dated September 29, 1988, do hereby terminate and abolish the series of the Trust set forth below and the establishment and designation thereof.

Growth Equity Trust

Heritage Trust

Mid Cap Value Equity Trust

Strategic Bond Trust

In witness whereof, the undersigned have executed this instrument in duplicate original counterparts and have caused a duplicate original to be lodged among the records of the Trust this 8th day of January, 2014.

/s/ Charles L. Bardelis	/s/ James R. Boyle
Charles L. Bardelis	James R. Boyle

/s/ Craig Bromley	/s/ Peter S. Burgess
Craig Bromley	Peter S. Burgess

/s/ William H. Cunningham	/s/ Grace K. Fey
William H. Cunningham	Grace K. Fey

/s/ Theron S. Hoffman	/s/ Deborah C. Jackson
Theron S. Hoffman	Deborah C. Jackson

/s/ Hassell H. McClellan	/s/ James M. Oates
Hassell H. McClellan	James M. Oates

/s/ Steven R. Pruchansky	/s/ Gregory A. Russo
Steven R. Pruchansky	Gregory A. Russo

/s/ Warren A. Thomson

Warren A. Thomson

The Agreement and Declaration of Trust of the Trust, dated September 29, 1988, a copy of which together with all amendments thereto is on file in the office of the Secretary of The Commonwealth of Massachusetts, provides that this instrument was executed by the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of them or the shareholders of the Trust individually, but are binding only upon the assets belonging to the Trust, or the particular Series of Shares in question, as the case may be.